Exhibit 1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS FIRST QUARTER 2015 RESULTS FOR PREDECESSOR COMPANIES

•                  Stand-alone results presented for GTECH S.p.A. and for International Game Technology, which were separately managed operations for the period

•                  Solid GTECH EBITDA and stable net financial position reflect portfolio diversity and operational discipline

•                  Integration and synergy plans on track

LONDON, U.K. — May 13, 2015 — International Game Technology PLC (“IGT”) (NYSE: IGT) today reported results for GTECH S.p.A.’s (“GTECH”) first quarter of 2015 and for International Game Technology’s (“Legacy IGT”) second quarter of 2015, ended March 31, 2015. The combination of GTECH and Legacy IGT was completed on April 7, 2015. As such, results presented in this news release are for periods predating the combination and during which each company was under separate management. The respective reporting formats of the legacy companies have been maintained in this release for ease of comparison. The results in this news release relating to GTECH are presented in Euros under International Financial Reporting Standards (“IFRS”) and results relating to Legacy IGT are presented in U.S. Dollars under U.S. generally accepted accounting principles (“GAAP”). IGT will begin reporting as a combined entity with its second quarter of 2015 results under GAAP.

Commenting on the first quarter performance, Marco Sala, CEO of IGT, noted:  “We had a solid first quarter for GTECH operations, continuing to run the underlying business efficiently and profitably, at the same time as we were completing a transformative merger. We were ready to launch the integration from day one, focusing on revitalizing our R&D capabilities. Exciting content delivered across the whole range of platforms is the key to consolidating our leadership of the global gaming industry.”

“We achieved near-record GTECH EBITDA during the first quarter on top of challenging, multi-year comparisons. We also improved our net financial position excluding one-off items linked to the transaction. We have confirmed our $280 million target for cost and revenue synergies and are on track to deliver them on schedule,” said Alberto Fornaro, CFO of IGT.

GTECH S.p.A. First Quarter 2015 Results Comparison

Consolidated Income Statement (€/M)	Q1 2015	Q1 2014	% chg
Revenues	807.7	781.3	+3.4
EBITDA	295.6	296.0	—
Operating Income	149.3	180.8	-17.5
Net Income (Loss) Attributable to Owners	(26.9)	75.0	nm
Diluted Earnings (Loss) Per Share	(0.16)	0.43	nm

EBITDA is principally comprised of operating income plus depreciation, amortization, and impairment. EBITDA is considered an alternative performance measure that is not a defined measure under IFRS and may not take into account the recognition, measurement and presentation requirements associated with IFRS. We believe that EBITDA assists in explaining trends in our operating performance, provides useful information about our ability to incur and service indebtedness and is a commonly used measure of performance by securities analysts and investors in the gaming industry. EBITDA should not be considered as an alternative to operating income as an indicator of our performance or to cash flows as a measure of our liquidity. As we define it, EBITDA may not be comparable to other similarly titled measures used by other companies.

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Consolidated Revenues grew 3% to €808 million from €781 million in the first quarter of 2014. This increase was principally driven by higher service revenues, which rose 4% to €755 million from €729 million in the prior year, reflecting net favorable foreign currency effects and lottery growth in Italy and the Americas. Product sales of €52 million were in line with the prior year as lower lottery product sales in the Americas and International machine gaming revenues were offset by favorable currency translation.

EBITDA of €296 million was in line with the first quarter of last year and near all-time peak levels, reflecting growth in the Americas and stability in the International segment, in addition to net favorable foreign currency effects, which offset the impact of a higher sports betting payout in Italy.

Operating Income was €149 million compared to €181 million in the first quarter of 2014. Operating Income was €170 million excluding one-off items, primarily transaction and restructuring costs associated with the acquisition of Legacy IGT.

Interest Expense was €81 million compared to €41 million last year, the increase being principally due to financing associated with the acquisition of Legacy IGT.

Net Loss Attributable to the Owners was €27 million compared to net income of €75 million in the first quarter of 2014. The Net Loss Attributable to the Owners primarily reflects higher Interest Expense and other charges associated with the acquisition of Legacy IGT. Diluted Loss-Per-Share was €0.16 compared to Diluted Earnings-Per-Share of €0.43 in the comparable prior year period, again reflecting acquisition-related items.

Cash from Operations was €158 million compared to €163 million in the prior year. Capital Expenditures in the first quarter were €65 million.

At March 31, 2015, Consolidated Shareholders’ Equity totaled €2.59 billion. GTECH had a Net Financial Position (NFP) of €3.16 billion versus €2.59 billion as of December 31, 2014. Excluding one-off items primarily related to the acquisition of Legacy IGT, NFP was €2.56 billion at the end of the first quarter of 2015.

First Quarter Results by Segment

Americas

Revenues in the Americas segment grew 23% to €300 million in the quarter. In constant currency and excluding pass-through reimbursements, Revenues were up 4%. Service revenues increased 26%, supported by favorable foreign currency effects; strong instant ticket sales and multistate jackpot activity; and substantial growth for machine gaming operations. Product sales of €34 million in the quarter were modestly above the prior year period, as a significant increase in machine gaming revenues and favorable foreign currency effects were partially offset by lower lottery product sales.

Operating Income from the Americas segment of €46 million was 51% greater than the prior year period, reflecting favorable foreign currency effects, strong lottery same-store revenue growth, and higher machine gaming profits from both product sales and the contribution from a larger installed base of gaming machines.

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International

Revenues in the International segment were €77 million, €1 million greater than the prior year, driven by favorable foreign currency effects and increased lottery revenues that were partially offset by lower machine gaming product sales.

International lottery same-store revenues were up approximately 11% compared to the same period in 2014, reflecting continued strength in instant ticket sales in the United Kingdom and robust jackpot growth in Eastern Europe.

Operating Income in the International segment was €13 million versus €15 million in the first quarter of last year, as higher lottery profits were more than offset by lower product sales and a broad mix of items.

Italy

Revenues in Italy were €430 million compared to €461 million in the first quarter of 2014, principally due to higher sports betting payout. While sports betting wagers were up 2% in the first quarter, sports betting revenues were €39 million compared to €62 million last year due to a 10 percentage point increase in payout.

Total Lotto wagers for the quarter were up 16% to €1.82 billion compared to €1.57 billion last year, driven by strong performance in 10eLotto and late-numbers. Instant-ticket wagers declined 7% to €2.30 billion versus €2.48 billion last year, partially due to the cadence of new product introductions.

Machine gaming revenues were €135 million versus €145 million last year, reflecting the impact of the new Italian Stability Law.

Operating Income of €140 million compared to €158 million last year primarily reflects the impact of the higher sports betting payout.

Other News

Pursuant to the Agreement and Plan of Merger, as amended, providing for the combination of GTECH and Legacy IGT, Philip G. Satre was appointed as Chairman of the Board of Directors and each of Patti S. Hart and Lorenzo Pellicioli was appointed as Vice Chairman of the Board of Directors.

Conference call and webcast

Today, at 8:00 a.m. EDT / 1:00 p.m. BST / 2:00 p.m. CEST, management will host a conference call to present the first quarter 2015 results. Listeners may access a live webcast of the conference call along with accompanying slides under “News and Presentations” on IGT’s Investor Relations website at www.merger.igt.com/investors. A replay of the webcast will be available on the website following the live event.

To listen by telephone, the dial in number is +44 (0) 20 3450 9571 for participants in the United Kingdom and +1 646 254-3387 for listeners outside the United Kingdom. The conference ID/confirmation code is 2660253. A telephone replay of the call will be available for one week at +44 (0) 20 3427 0598 or +1 347 366-9565 using the conference ID/confirmation code 2660253.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate

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the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT generated approximately $6 billion in revenues in 2014 and has more than 13,000 employees. For more information, please visit www.merger.igt.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT and other matters. These statements may discuss goals, intentions, projections and expectations as to future plans, strategies, strengths, trends, events, results of operations or financial condition, revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items, or otherwise, based on current beliefs of the management of IGT as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,”, “shall”, “continue”, “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside IGT’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) risks that the businesses of Legacy IGT and GTECH S.p.A. will not be integrated successfully, following the recent completion of their business combination, or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies, growth or other anticipated benefits or that such benefits may take longer to realize than expected; risks relating to unanticipated costs of integration of the two companies; reductions in customer spending; a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the company operates; ability to hire and retain key personnel; the potential impact of the consummation of the business combination on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the company; international, national or local economic, social or political conditions that could adversely affect the company or its customers; conditions in the credit markets; risks associated with assumptions the company makes in connection with its critical accounting estimates; the resolution of pending legal proceedings and investigations; and the company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the company’s business, including those described in IGT’s registration statement on Form F-4 and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which such statements are made, Except as required under applicable law, the company does not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per IGT share for the current or any future financial years will necessarily match or exceed the historical published earnings per IGT share, as applicable. All forward-looking statements contained in this communication are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to IGT, or persons acting on its behalf, are expressly qualified in its entirety by the cautionary statements contained throughout this communication.

Contact:

Robert K. Vincent, Corporate Communications, +1 (401) 392-7452

James Hurley, Investor Relations, +1 (401) 392-7190

Simone Cantagallo, Italian Media Relations, +39 06 51899030

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GTECH S.P.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

	For the three months ended
	March 31,
	2015	2014
(€ thousands)	Unaudited
Service revenue	755,435	729,475
Product sales	52,254	51,778
Total revenue	807,689	781,253

Raw materials, services and other costs	387,915	374,405
Personnel	170,416	134,868
Depreciation	66,324	61,970
Amortization	53,623	49,022
Capitalization of internal construction costs - labor and overhead	(29,941)	(19,855)
Unusual expense, net	10,080	—
	658,417	600,410

Operating income	149,272	180,843

Interest income	556	794
Equity income (loss), net	(203)	66
Other income	490	453
Other expense	(121,530)	(2,234)
Foreign exchange gain (loss), net	8,542	(1,162)
Interest expense	(81,256)	(40,597)
	(193,401)	(42,680)

Income (loss) before income tax expense	(44,129)	138,163

Income tax expense (benefit)	(20,560)	56,648

Net income (loss)	(23,569)	81,515

Attributable to:
Owners of the parent	(26,930)	75,029
Non-controlling interests	3,361	6,486
	(23,569)	81,515

Earnings (loss) per share/ADRs
Basic - net income (loss) attributable to owners of the parent	€(0.16)	€0.43
Diluted - net income (loss) attributable to owners of the parent	€(0.16)	€0.43

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GTECH S.P.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,	December 31,
	2015	2014
(€ thousands)	Unaudited	Audited
ASSETS
Non-current assets
Systems, equipment and other assets related to contracts, net	980,232	910,095
Property, plant and equipment, net	83,468	77,394
Goodwill	3,731,622	3,402,201
Intangible assets, net	1,165,976	1,151,472
Investments in associates and joint ventures	24,670	24,474
Other non-current assets	82,206	75,495
Non-current financial assets	23,470	21,557
Deferred income taxes	9,275	22,026
Total non-current assets	6,100,919	5,684,714

Current assets
Inventories	178,298	152,042
Trade and other receivables, net	776,647	757,444
Other current assets	292,814	255,288
Current financial assets	40,496	10,386
Income taxes receivable	5,247	5,459
Cash and cash equivalents	254,620	261,184
Total current assets	1,548,122	1,441,803

TOTAL ASSETS	7,649,041	7,126,517

EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Issued capital	175,122	174,976
Share premium	1,653,307	1,651,498
Treasury shares	(418,596)	(40,211)
Retained earnings	158,936	171,065
Other reserves	774,530	378,947
	2,343,299	2,336,275
Non-controlling interests	242,811	281,814
Total equity	2,586,110	2,618,089

Non-current liabilities
Long-term debt, less current portion	2,847,954	1,725,738
Deferred income taxes	143,841	177,296
Long-term provisions	10,377	13,038
Other non-current liabilities	58,990	57,728
Non-current financial liabilities	62,280	60,518
Total non-current liabilities	3,123,442	2,034,318

Current liabilities
Accounts payable	922,427	1,022,194
Short-term borrowings	2	8,895
Other current liabilities	435,226	356,414
Current financial liabilities	501,828	275,019
Current portion of long-term debt	41,486	786,878
Short-term provisions	1,120	991
Income taxes payable	37,400	23,719
Total current liabilities	1,939,489	2,474,110

TOTAL EQUITY AND LIABILITIES	7,649,041	7,126,517

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GTECH S.P.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended
	March 31,
	2015	2014
(€ thousands)	Unaudited
Cash flows from operating activities
Income (loss) before income tax expense	(44,129)	138,163
Adjustments for:
Interest expense	81,256	40,597
Tender premium paid in connection with the early extinguishment of debt	66,834	—
Depreciation	66,324	61,970
Intangibles amortization	53,649	49,044
Write-off of bridge facility costs	45,279	—
Provisions	919	955
Share-based payment expense	305	1,618
Interest income	(556)	(794)
Non-cash foreign exchange (gain) loss, net	(10,686)	781
Other non-cash items	8,407	2,251
Cash foreign exchange loss, net	2,144	381
Income tax paid	(12,160)	(17,946)
Cash flows before changes in operating assets and liabilities	257,586	277,020
Changes in operating assets and liabilities:
Inventories	(15,043)	5,826
Trade and other receivables	(29,936)	49,798
Accounts payable	(73,300)	(117,410)
Other assets and liabilities	18,396	(51,739)
Net cash flows from operating activities	157,703	163,495

Cash flows from investing activities
Purchases of systems, equipment and other assets related to contracts	(58,787)	(40,529)
Purchases of intangible assets	(4,437)	(3,755)
Purchases of property, plant and equipment	(1,518)	(980)
Interest received	1,240	416
Escrow deposit	—	(21,858)
Other	873	(3,989)
Net cash flows used in investing activities	(62,629)	(70,695)

Cash flows from financing activities
Principal payments on long-term debt	(704,505)	—
Dividends paid	(114,746)	—
Interest paid	(109,190)	(108,486)
Tender premium paid in connection with the early extinguishment of debt	(64,905)	—
Debt issuance costs paid	(64,863)	—
Payments on bridge facility	(45,737)	—
Net payments on financial liabilities	(21,452)	—
Escrow payment related to dividend on rescission shares	(14,850)	—
Repayments of short-term borrowings	(9,562)	(836)
Dividends paid - non-controlling interest	(566)	(32,059)
Proceeds from issuance of long-term debt	1,034,470	—
Return of capital - non-controlling interest	—	(42,145)
Acquisition of non-controlling interest	—	(72,328)
Other	(431)	4,328
Net cash flows used in financing activities	(116,337)	(251,526)

Net decrease in cash and cash equivalents	(21,263)	(158,726)
Effect of exchange rate changes on cash	14,699	(4,092)
Cash and cash equivalents at the beginning of the period	261,184	419,118
Cash and cash equivalents at the end of the period	254,620	256,300

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GTECH S.P.A. AND SUBSIDIARIES

KEY FINANCIAL INDICATOR COMPARISONS

	For the three months ended
	March 31,		Change
(€ thousands, except per share data)	2015	2014	€	%
Revenue	807,689	781,253	26,436	3.4
EBITDA	295,598	296,037	(439)	(0.1)
Operating income	149,272	180,843	(31,571)	(17.5)
Net income (loss) attributable to owners of the parent	(26,930)	75,029	(101,959)	(135.9)
Diluted earnings (loss) per share	(0.16)	0.43	(0.59)	(137.2)

	March 31,	December 31,	Change
	2015	2014	€	%
Net financial position	3,158,433	2,585,478	572,955	22.2

Reconciliations of IFRS to Non-IFRS Financial Measures

Operating income	149,272	180,843	(31,571)	(17.5)
Depreciation	66,324	61,970	4,354	7.0
Amortization	53,623	49,022	4,601	9.4
Restructuring costs	13,349	3,033	10,316	>200.0
Unusual expense, net	10,080	—	10,080	—
Other	2,950	1,169	1,781	152.4
EBITDA	295,598	296,037	(439)	(0.1)

Operating income	149,272	180,843	(31,571)	(17.5)
IGT Acquisition related items:
Transaction costs	10,080	—	10,080	—
Transaction related restructuring costs	10,621	—	10,621	—
Operating income as adjusted	169,973	180,843	(10,870)	(6.0)

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GTECH S.P.A. AND SUBSIDIARIES

OPERATING SEGMENT RESULTS

	For the three months ended
	March 31, 2015				March 31, 2014				Change
(€ thousands)	Italy	Americas	International	Total	Italy	Americas	International	Total	Italy	Americas	International	Total
Service revenue
Lottery	208,855	192,766	42,821	444,442	200,267	151,521	41,092	392,880	8,588	41,245	1,729	51,562
Lottery Management Services	—	33,546	—	33,546	—	31,663	—	31,663	—	1,883	—	1,883
Total Lottery	208,855	226,312	42,821	477,988	200,267	183,184	41,092	424,543	8,588	43,128	1,729	53,445

Machine Gaming	134,219	25,959	5,991	166,169	144,587	17,903	5,691	168,181	(10,368)	8,056	300	(2,012)
Sports Betting	38,745	1,112	1,798	41,655	62,267	547	1,475	64,289	(23,522)	565	323	(22,634)
Commercial Services	29,126	8,947	4,686	42,759	34,167	8,649	4,627	47,443	(5,041)	298	59	(4,684)
Interactive Gaming	18,810	3,205	4,688	26,703	19,211	935	4,743	24,889	(401)	2,270	(55)	1,814
Total service revenue	429,755	265,535	59,984	755,274	460,499	211,218	57,628	729,345	(30,744)	54,317	2,356	25,929

Product sales
Lottery	—	10,971	7,406	18,377	—	17,525	3,185	20,710	—	(6,554)	4,221	(2,333)
Machine Gaming	636	23,516	8,806	32,958	622	15,628	13,868	30,118	14	7,888	(5,062)	2,840
Sports Betting	—	—	790	790	—	—	910	910	—	—	(120)	(120)
Interactive Gaming	—	—	129	129	—	—	40	40	—	—	89	89
Total product sales	636	34,487	17,131	52,254	622	33,153	18,003	51,778	14	1,334	(872)	476

Total segment revenue	430,391	300,022	77,115	807,528	461,121	244,371	75,631	781,123	(30,730)	55,651	1,484	26,405

Purchase accounting				161				130				31
Total revenue				807,689				781,253				26,436

Segment operating income	139,626	45,991	12,542	198,159	157,768	30,492	15,330	203,590	(18,142)	15,499	(2,788)	(5,431)
Corporate support (1)				(34,270)				(9,996)				(24,274)
Purchase accounting				(14,617)				(12,751)				(1,866)
Operating income				149,272				180,843				(31,571)

Segment operating margin	32.4%	15.3%	16.3%	24.5%	34.2%	12.5%	20.3%	26.1%

Operating income margin				18.5%				23.1%

(1) Corporate support expenses are principally comprised of general and administrative expenses and other expenses that are managed at the corporate level, including Restructuring, Corporate Headquarters and Board of Directors expenses.

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GTECH S.P.A. AND SUBSIDIARIES

AMERICAS SEGMENT

The following tables set forth changes in revenue on a constant currency basis:

	Service Revenue Change
	For the three months ended March 31, 2015
	compared to March 31, 2014
	Constant	Foreign
(€ thousands)	Currency	Currency	Change

Lottery	5,933	35,312	41,245
Machine Gaming	3,524	4,532	8,056
Interactive Gaming	2,198	72	2,270
Sports Betting	475	90	565
Commercial Services	(196)	494	298
Lottery Management Services	(4,827)	6,710	1,883
	7,107	47,210	54,317

	Service Revenue Change
	For the three months ended
	March 31,		Change
(€ thousands)	2015	2014	€	%

Lottery Same-Store Revenues	140,200	133,637	6,563	4.9
Wins	3,241	—	3,241	—
Gaming & Other	48,048	45,918	2,130	4.6
Lottery Management Services	26,836	31,663	(4,827)	(15.2)
Foreign Exchange Impact	47,210	—	47,210	—
Total Service Revenue	265,535	211,218	54,317	25.7

	Product Sales Change
	For the three months ended March 31, 2015
	compared to March 31, 2014
	Constant	Foreign
(€ thousands)	Currency	Currency	Change

Lottery	(8,452)	1,898	(6,554)
Machine Gaming	6,014	1,874	7,888
	(2,438)	3,772	1,334

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GTECH S.P.A. AND SUBSIDIARIES

INTERNATIONAL SEGMENT

The following tables set forth changes in revenue on a constant currency basis:

	Service Revenue Change
	For the three months ended March 31, 2015
	compared to March 31, 2014
	Constant	Foreign
(€ thousands)	Currency	Currency	Change

Lottery	(1,279)	3,008	1,729
Interactive Games	(253)	198	(55)
Commercial Services	(6)	65	59
Sports Betting	163	160	323
Machine Gaming	452	(152)	300
	(923)	3,279	2,356

	Service Revenue Change
	For the three months ended
	March 31,		Change
(€ thousands)	2015	2014	€	%

Lottery Same Store Revenue	24,891	22,343	2,548	11.4
Gaming & Other	31,814	35,285	(3,471)	(9.8)
Foreign Exchange Impact	3,279	—	3,279	—
Total Service Revenue	59,984	57,628	2,356	4.1

	Product Sales Change
	For the three months ended March 31, 2015
	compared to March 31, 2014
	Constant	Foreign
(€ thousands)	Currency	Currency	Change

Machine Gaming	(5,191)	129	(5,062)
Sports Betting	(220)	100	(120)
Interactive Games	89	—	89
Lottery	3,242	979	4,221
	(2,080)	1,208	(872)

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GTECH S.P.A. AND SUBSIDIARIES

ITALY SEGMENT

	For the three months ended
	March 31,		Change
(€ thousands)	2015	2014	€	%
Service revenue
Lotto	118,929	103,461	15,468	15.0
Instant tickets	89,926	96,806	(6,880)	(7.1)
Lottery	208,855	200,267	8,588	4.3

Lotto (€ millions)
Core wagers	1,712.2	1,509.3	202.9	13.4
Wagers for late numbers	104.6	59.5	45.1	75.8
	1,816.8	1,568.8	248.0	15.8

Instant Tickets
Total sales (in millions)	€2,302.1	€2,475.9	€(173.8)	(7.0)
Total tickets sold (in millions)	455.7	500.9	(45.2)	(9.0)
Average price point	€5.05	€4.94	€0.11	2.2

Machine Gaming (€ millions)
VLT wagers	1,372.5	1,497.1	(124.6)	(8.3)
AWP wagers	1,130.6	1,140.5	(9.9)	(0.9)
Total wagers	2,503.1	2,637.6	(134.5)	(5.1)

(Installed at the end of March)
VLT’s installed	10,938	10,675	263	2.5
AWP machines installed	63,840	69,385	(5,545)	(8.0)
Total machines installed	74,778	80,060	(5,282)	(6.6)

Sports Betting (€ millions)
Fixed odds sports betting and other wagers	256.5	251.4	5.1	2.0

Interactive Gaming (€ millions)
Interactive gaming wagers	473.7	478.6	(4.9)	(1.0)

12/28

GTECH S.P.A. AND SUBSIDIARIES

NET FINANCIAL POSITION

	March 31,	December 31,
(€ thousands)	2015	2014	Change
Cash at bank	251,064	256,757	(5,693)
Cash on hand	3,556	4,427	(871)
Cash and cash equivalents	254,620	261,184	(6,564)

Current financial receivables	40,496	10,386	30,110

Cash exit rights	378,384	—	378,384
Dividends payable	42,519	129,594	(87,075)
Capital Securities	—	747,585	(747,585)
Other	122,412	193,613	(71,201)
Current financial debt	543,315	1,070,792	(527,477)

Net current financial debt	248,199	799,222	(551,023)

Revolving Credit Facilities	1,046,555	721,938	324,617
Term Loan	795,332	—	795,332
2010 Notes (due 2018)	485,916	484,837	1,079
2012 Notes (due 2020)	473,373	472,229	1,144
Capital Securities	45,320	45,280	40
Other	63,738	61,972	1,766
Non current financial debt	2,910,234	1,786,256	1,123,978

Net financial position	3,158,433	2,585,478	572,955

13/28

GTECH S.P.A. AND SUBSIDIARIES

DEBT

	March 31,	December 31,
(€ thousands)	2015	2014
Long-term debt, less current portion
Revolving Credit Facilities	1,046,555	721,938
Term Loan	795,332	—
2010 Notes (due 2018)	485,916	484,837
2012 Notes (due 2020)	473,373	472,229
Capital Securities	45,320	45,280
Other	1,458	1,454
	2,847,954	1,725,738

Short-term borrowings
Short-term borrowings	2	8,895
	2	8,895

Current portion of long-term debt
Senior Notes	31,776	—
2010 Notes (due 2018)	5,337	24,549
2012 Notes (due 2020)	1,692	14,408
Revolving Credit Facilities	414	189
Capital Securities	—	747,585
Other	2,267	147
	41,486	786,878

Total debt	2,889,442	2,521,511

14/28

GTECH S.P.A. AND SUBSIDIARIES

INTEREST EXPENSE

	For the three months ended
	March 31,
(€ thousands)	2015	2014

Senior Notes	(32,305)	—
Bridge facility	(16,690)	—
2010 Notes (due 2018)	(8,793)	(6,932)
Revolving Credit Facilities	(8,732)	—
2012 Notes (due 2020)	(5,980)	(4,633)
Capital Securities	(4,840)	(16,133)
Term Loan	(2,428)	—
2009 Notes (due 2016)	—	(9,235)
Facilities	—	(2,421)
Other	(1,488)	(1,243)
	(81,256)	(40,597)

OPERATING SEGMENT INFORMATION

	Third-party revenue		Operating income
	For the three months ended March 31,
(€ thousands)	2015	2014	2015	2014
Operating Segments
Italy	430,391	461,121	139,626	157,768
Americas	300,022	244,371	45,991	30,492
International	77,115	75,631	12,542	15,330
	807,528	781,123	198,159	203,590

Corporate support	—	—	(34,270)	(9,996)
Purchase accounting	161	130	(14,617)	(12,751)
	807,689	781,253	149,272	180,843

	Depreciation		Amortization
	For the three months ended March 31,
(€ thousands)	2015	2014	2015	2014
Operating Segments
Italy	18,772	20,211	37,257	35,962
Americas	37,893	32,474	1,789	1,456
International	5,200	4,270	212	—
	61,865	56,955	39,258	37,418

Corporate support	3,595	3,641	451	97
Purchase accounting	864	1,374	13,914	11,507
	66,324	61,970	53,623	49,022

15/28

Legacy IGT Second Quarter Fiscal Year 2015 Results

Second quarter results for Legacy IGT (compared to last year’s second quarter)

•                  Total revenue decreased 22% to $399 million

•                  Adjusted earnings per share decreased to $0.09 from $0.20

•                  GAAP earnings per share decreased to ($0.05) from $0.10

•                  Social gaming revenue increased 17% to $81 million and average bookings per daily active user grew 9% to $0.47

•                  Returned $27 million to shareholders in the form of dividends

Consolidated Results

	Second Quarter			Six Months
Periods Ended March 31,	2015	2014	% Change	2015	2014	% Change
(In millions, except per share amounts)
GAAP Measures
Revenue	$399.4	$512.8	-22%	$850.0	$1,054.0	-19%
Operating income	(7.2)	72.1	-110%	56.3	175.7	-68%
Net income (loss)	(13.1)	25.7	-151%	21.9	105.0	-79%
Earnings (loss) per share	$(0.05)	$0.10	-150%	$0.09	$0.42	-79%
Net operating cash flows				$185.6	$(65.2)	385%

Non-GAAP Measures (1)
Adjusted operating income	$47.5	$107.5	-56%	$133.0	$231.2	-42%
Adjusted net income	23.4	49.4	-53%	71.0	112.4	-37%
Adjusted earnings per share	$0.09	$0.20	-55%	$0.28	$0.45	-38%
Free cash flow (before dividends)				$135.0	$(111.4)	221%

(1) Adjusted operating income, adjusted net income, adjusted earnings per share and free cash flow are non-GAAP financial measures.

Reconciliations between GAAP and non-GAAP measures are provided at the end of this release.

•                  Revenue decreased 22% to $399 million in the quarter primarily due to declines in product sales and gaming operations, partially offset by an increase in interactive revenue.

•                  Non-GAAP adjusted financial measures for the quarter excluded $24 million in bad debt provision and $19 million in merger-related costs.

•                  Operating cash flow for the first six months increased by $251 million, primarily due to the prior year investment of $185 million to extend land-based licensing rights for Wheel of Fortune® and Jeopardy!® through 2024, as well as expand rights to include social gaming and online real-money wagering in the U.S.

16/28

Gaming Operations

	Second Quarter				Six Months
Periods Ended March 31,	2015	2014	% Change		2015	2014	% Change
(In millions, unless otherwise noted)
Revenue	$190.7	$230.4	-17%		$401.8	$453.4	-11%
Gross profit	116.0	140.4	-17%		247.3	276.6	-11%
Gross margin	61%	61%	—	pp	62%	61%	1	pp
Installed base (‘000)	43.6	53.4	-18%		43.6	53.4	-18%
Yield (average revenue per unit per day - $0.00)	$47.06	$47.00	—%		$46.62	$46.11	1%

•                  Revenue decreased 17% to $191 million in the quarter primarily due to installed base declines.

•                  Gross margin for the quarter was consistent with prior-year results.

•                  Installed base decreased 18% driven largely by declines in International lease units converted to sales in the prior year, as well as declines in North America MegaJackpots®  most significantly in the standalone category.

•                  Average revenue per unit per day in the quarter was $47.06, slightly above the prior-year quarter.

17/28

Product Sales

	Second Quarter				Six Months
Periods Ended March 31,	2015	2014	% Change		2015	2014	% Change
(In millions, unless otherwise noted)
Revenue	$114.6	$202.6	-43%		$262.5	$446.2	-41%
Gross profit	44.2	104.0	-58%		115.2	230.9	-50%
Gross margin	39%	51%	(12	)pp	44%	52%	(8	)pp
Machine units recognized (‘000)	5.1	7.9	-35%		10.9	20.7	-47%
Machine average sales price (‘000)	$12.0	$14.7	-18%		$13.0	$13.7	-5%

•                  Revenue decreased 43% to $115 million in the quarter, primarily due to lower new unit sales, as well as lower non-machine sales

•                  North America replacement sales increased 400 units to 3,800 units in the quarter compared to 3,400 units in the prior-year quarter primarily due to lease units converted to sales.

•                  Gross margin decreased to 39% from 51% primarily due to lower manufacturing productivity and inventory charges associated with reduced volume.

•                  Average machine sales price decreased 18% to $12,000 in the quarter primarily due to product mix, mostly due to lower-priced lease units converted to sales.

18/28

Interactive

	Second Quarter				Six Months
Periods Ended March 31,	2015	2014	% Change		2015	2014	% Change
(In millions, unless otherwise noted)
Revenue	$94.1	$79.8	18%		$185.7	$154.4	20%
Social gaming	80.6	68.8	17%		160.0	133.6	20%
IGTi	13.5	11.0	23%		25.7	20.8	24%

Gross Margin	63%	61%	2	pp	62%	62%	—	pp

DoubleDown average user statistics (1)
DAU (Daily active users) (‘000)	1,929	1,775	9%		1,919	1,745	10%
MAU (Monthly active users) (‘000)	4,734	6,218	-24%		4,973	6,208	-20%
Bookings per DAU ($0.00)	$0.47	$0.43	9%		$0.45	$0.42	6%

(1) as a single application with multiple games, active users equal unique users

•                  Social gaming revenue increased 17% to $81 million compared to the prior year quarter, driven by increases in both average DAU and bookings per DAU.  Mobile revenue comprised 41% of total bookings in the quarter and increased 52% compared to the prior year quarter.

•                  Average DAU were 1.9 million, an increase of 9% over the prior year quarter due to improved content and enhanced player retention and engagement strategies.

•                  Average MAU were 4.7 million, a decrease of 24% compared to the prior year quarter, primarily due to increased marketing efforts to procure higher-quality players.

•                  Average bookings per DAU in the first quarter were $0.47, an increase of 9% over the same quarter last year.

19/28

Operating Expenses

	Second Quarter			Six Months
Periods Ended March 31,	2015	2014	% Change	2015	2014	% Change
(In millions)
Selling, general & administrative	$101.4	$116.7	-13%	$206.4	$229.2	-10%
Bad debt provision	27.1	7.4	266%	30.5	12.9	136%
Research & development	59.5	58.5	2%	116.9	118.8	-2%
Depreciation & amortization	13.2	16.6	-20%	26.9	33.2	-19%
Contingent acquisition-related costs	0.4	3.7	-89%	2.9	15.0	-81%
Impairment, restructuring, and merger-related costs	25.0	17.8	*	37.9	17.8	*
Total operating expenses	$226.6	$220.7	3%	$421.5	$426.9	-1%

Adjusted Operating Expenses (1)	$174.7	$188.0	-7%	$351.1	$377.4	-7%

(1) Adjusted operating expenses is a non-GAAP financial measure.  Reconciliations between GAAP and non-GAAP measures are provided at the end of this release.

•                  GAAP operating expenses increased 3% to $227 million, primarily due to an increase of $20 million in bad debt provision and an increase of $7 million in impairment, restructuring, and merger-related costs.

•                  Adjusted operating expenses decreased 7% to $175 million, in part due to cost savings initiatives resulting from the March 2014 business realignment.

Balance Sheet and Capital Deployment

(In millions)	March 31, 2015	September 30, 2014	% Change
Cash and equivalents (including restricted amounts)	$296.7	$314.4	-6%
Working capital	669.4	676.3	-1%
Contractual debt obligations	1,750.0	1,825.0	-4%

•                  Contractual debt obligations totaled $1.75 billion as of March 31, 2015.

•                  Outstanding borrowings under the company’s revolving credit facility were $450 million as of March 31, 2015.

•                  The company returned $27 million to its shareholders in the form of dividends during the quarter.

20/28

Other

References to per share amounts in this release are based on diluted shares of common stock, unless otherwise specified.

21/28

CONSOLIDATED STATEMENTS OF INCOME (Unaudited and Condensed)

	Second Quarter		Six Months
Periods Ended March 31,	2015	2014	2015	2014
	(In millions, except per share amounts)
REVENUES
Gaming operations	$190.7	$230.4	$401.8	$453.4
Product sales	114.6	202.6	262.5	446.2
Interactive	94.1	79.8	185.7	154.4
Total	399.4	512.8	850.0	1,054.0

COSTS AND OPERATING EXPENSES
Cost of gaming operations	74.7	90.0	154.5	176.8
Cost of product sales	70.4	98.6	147.3	215.3
Cost of interactive	34.9	31.4	70.4	59.3
Selling, general and administrative	101.4	116.7	206.4	229.2
Bad debt provision	27.1	7.4	30.5	12.9
Research and development	59.5	58.5	116.9	118.8
Depreciation and amortization	13.2	16.6	26.9	33.2
Contingent acquisition-related costs	0.4	3.7	2.9	15.0
Impairment, restructuring, and merger-related costs	25.0	17.8	37.9	17.8
Total	406.6	440.7	793.7	878.3

OPERATING INCOME (LOSS)	(7.2)	72.1	56.3	175.7

OTHER INCOME (EXPENSE)
Interest income	7.6	10.7	16.9	20.9
Interest expense	(20.1)	(36.9)	(41.3)	(73.3)
Other	2.5	(3.4)	2.6	(5.3)
Total	(10.0)	(29.6)	(21.8)	(57.7)

INCOME (LOSS) BEFORE TAX	(17.2)	42.5	34.5	118.0

Income tax provision (benefit)	(4.1)	16.8	12.6	13.0

NET INCOME (LOSS)	$(13.1)	$25.7	$21.9	$105.0

EARNINGS (LOSS) PER SHARE
Basic	$(0.05)	$0.10	$0.09	$0.42
Diluted	$(0.05)	$0.10	$0.09	$0.42

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	248.8	247.7	248.2	250.2
Diluted	250.2	248.6	250.1	251.9

22/28

CONSOLIDATED BALANCE SHEET (Unaudited and Condensed)

	March 31,	September 30,
	2015	2014
	(In millions)
ASSETS
Cash and equivalents	$240.0	$255.1
Restricted cash and investment securities	56.7	59.3
Jackpot annuity investments	50.6	53.0
Receivables, net	388.8	530.2
Inventories	86.2	71.4
Other assets and deferred costs	260.3	252.1
Total current assets	1,082.6	1,221.1

Property, plant and equipment, net	391.8	412.7
Jackpot annuity investments	226.3	236.7
Contracts and notes receivable, net	70.7	115.5
Goodwill and other intangible assets, net	1,505.9	1,542.5
Other assets and deferred costs	461.5	461.0
TOTAL ASSETS	$3,738.8	$3,989.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$75.8	$77.7
Jackpot liabilities, current portion	104.7	117.5
Dividends payable	—	27.2
Other accrued liabilities	232.7	322.4
Total current liabilities	413.2	544.8

Long-term debt	1,818.8	1,878.6
Jackpot liabilities	251.4	261.6
Other liabilities	109.0	106.9
TOTAL LIABILITIES	2,592.4	2,791.9

TOTAL EQUITY	1,146.4	1,197.6

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,738.8	$3,989.5

23/28

CONSOLIDATED STATEMENTS OF CASH FLOW (Unaudited and Condensed)

Six Months Ended March 31,	2015	2014
	(In millions)
OPERATING
Net income	$21.9	$105.0

Adjustments:
Depreciation and amortization	76.9	99.4
Acquisition-related contingent earn-out costs	2.4	6.6
Bad debt provision	30.5	12.9
Other non-cash items	31.8	51.9

Changes in operating assets and liabilities, excluding acquisitions:
Receivables	134.3	15.5
Inventories	(25.6)	13.4
Accounts payable and accrued liabilities	(57.8)	(50.2)
Jackpot liabilities	(29.9)	(32.9)
Income taxes, net of employee stock plans	0.4	(50.4)
Other assets and deferred costs	0.7	(236.4)
Net operating cash flows	185.6	(65.2)

INVESTING
Capital expenditures	(50.6)	(46.2)
Proceeds from assets sold	18.8	7.8
Investment securities, net	—	13.9
Jackpot annuity investments, net	20.1	25.0
Changes in restricted cash	2.4	5.6
Loans receivable, net	—	14.9
Net investing cash flows	(9.3)	21.0

FINANCING
Debt-related proceeds (payments), net	(75.0)	(0.6)
Employee stock plan proceeds	10.5	12.0
Share repurchases, including net shares	(8.3)	(211.3)
Dividends paid	(81.9)	(53.4)
Acquisition-related contingent consideration	(27.9)	(56.1)
Net financing cash flows	(182.6)	(309.4)

FOREIGN EXCHANGE RATES EFFECT ON CASH AND EQUIVALENTS	(8.8)	(3.9)

NET CHANGE IN CASH AND EQUIVALENTS	(15.1)	(357.5)

BEGINNING CASH AND EQUIVALENTS	255.1	713.3

ENDING CASH AND EQUIVALENTS	$240.0	$355.8

24/28

SUPPLEMENTAL DATA (Unaudited)

REVENUE METRICS	Second Quarter		Six Months
Periods Ended March 31,	2015	2014	2015	2014
	(In millions, unless otherwise noted)
GAMING OPERATIONS
Revenues	$190.7	$230.4	$401.8	$453.4
North America	169.7	200.1	357.7	391.7
International	21.0	30.3	44.1	61.7
Gross margin	61%	61%	62%	61%
North America	60%	58%	61%	59%
International	69%	78%	68%	75%
Installed base (units ‘000)	43.6	53.4	43.6	53.4
North America	34.8	40.4	34.8	40.4
International	8.8	13.0	8.8	13.0
Yield (average revenue per unit per day - $0.00)	$47.06	$47.00	$46.62	$46.11

PRODUCT SALES
Revenues	$114.6	$202.6	$262.5	$446.2
North America	77.5	143.8	171.6	313.8
International	37.1	58.8	90.9	132.4
Machines	$61.3	$116.0	$141.3	$282.9
North America	42.6	79.1	94.3	197.2
International	18.7	36.9	47.0	85.7
Non-machine	$53.3	$86.6	$121.2	$163.3
North America	34.9	64.7	77.3	116.6
International	18.4	21.9	43.9	46.7
Gross margin	39%	51%	44%	52%
North America	43%	56%	47%	54%
International	30%	40%	39%	46%
Machine units recognized (‘000)	5.1	7.9	10.9	20.7
North America	4.0	5.7	7.9	15.3
International	1.1	2.2	3.0	5.4
Machine units shipped (‘000) [includes units where revenues deferred]	5.1	7.6	11.0	20.6
North America	4.0	5.5	8.2	15.3
New	0.2	2.1	0.9	5.8
Replacement	3.8	3.4	7.3	9.5
International	1.1	2.1	2.8	5.3
New	0.3	0.6	0.8	1.2
Replacement	0.8	1.5	2.0	4.1
Machine ASP (‘000)	$12.0	$14.7	$13.0	$13.7
North America	10.6	13.9	12.0	12.9
International	17.1	16.6	15.8	15.9

INTERACTIVE
Revenues	$94.1	$79.8	$185.7	$154.4
North America	82.9	70.3	164.4	136.1
International	11.2	9.5	21.3	18.3
Social Gaming	80.6	68.8	160.0	133.6
North America	80.6	68.8	160.0	133.6
IGTi	13.5	11.0	25.7	20.8
North America	2.3	1.5	4.4	2.5
International	11.2	9.5	21.3	18.3
Gross margin	63%	61%	62%	62%
North America	62%	62%	62%	62%
International	67%	51%	66%	58%
DoubleDown average user statistics [as a single application with multiple games, active users equal unique users]
DAU (daily active users) (‘000)	1,929	1,775	1,919	1,745
MAU (monthly active users) (‘000)	4,734	6,218	4,973	6,208
Bookings per DAU ($0.00)	$0.47	$0.43	$0.45	$0.42

25/28

Reconciliations of GAAP to Non-GAAP Adjusted Financial Measures

(in millions, except EPS)

Second Quarter Ended March 31, 2015	Cost of Gaming Operations	Cost of Product Sales	Cost of Interactive	Operating Expenses	Operating Income (loss)	Net Earnings (loss) (a)	Diluted EPS

GAAP measures	$74.7	$70.4	$34.9	$226.6	$(7.2)	$(13.1)	$(0.05)
% of revenue				57%	-2%

Acquisition-related charges: (b)
Contingent retention & earn-out	—	—	—	(0.4)	0.4	0.2	—
Amortization of intangibles	—	(0.1)	(2.4)	(2.2)	4.7	3.2	0.01

Bad debt provision	—	—	—	(24.3)	24.3	16.2	0.06
Alabama note impairment	—	—	—	(6.1)	6.1	4.1	0.02
Merger-related costs	—	—	—	(18.9)	18.9	12.6	0.05
Severance	(0.3)	—	—	—	0.3	0.2	—
Total non-GAAP adjustments	(0.3)	(0.1)	(2.4)	(51.9)	54.7	36.5	0.14

Adjusted measures	$74.4	$70.3	$32.5	$174.7	$47.5	$23.4	$0.09
% of revenue				44%	12%

(a)         Adjustments tax effected at 33%;  (b) Primarily DoubleDown

Second Quarter Ended March 31, 2014	Cost of Gaming Operations	Cost of Product Sales	Cost of Interactive	Operating Expenses	Operating Income	Net Earnings (a)	Diluted EPS

GAAP measures	$90.0	$98.6	$31.4	$220.7	$72.1	$25.7	$0.10
% of revenue				43%	14%

Acquisition-related charges: (b)
Contingent retention & earn-out	—	—	—	(3.7)	3.7	2.5	0.01
Amortization of intangibles	—	—	(2.7)	(3.4)	6.1	4.1	0.02

Business realignment	—	—	—	(16.5)	16.5	11.0	0.05
Alabama note impairment	—	—	—	(1.3)	1.3	0.9	—
Legal settlement/accrual	—	—	—	(7.8)	7.8	5.2	0.02
Total non-GAAP adjustments	—	—	(2.7)	(32.7)	35.4	23.7	0.10

Adjusted measures	$90.0	$98.6	$28.7	$188.0	$107.5	$49.4	$0.20
% of revenue				37%	21%

(a)         Adjustments tax effected at 33%;  (b) Primarily DoubleDown

26/28

Six Months Ended March 31, 2015	Cost of Gaming Operations	Cost of Product Sales	Cost of Interactive	Operating Expenses	Operating Income	Net Earnings (a)	Diluted EPS

GAAP measures	$154.5	$147.3	$70.4	$421.5	$56.3	$21.9	$0.09
% of revenue				50%	7%

Acquisition-related charges: (b)
Contingent retention & earn-out	—	—	—	(2.9)	2.9	1.9	0.01
Amortization of intangibles	—	(0.2)	(4.9)	(4.4)	9.5	6.3	0.02

Bad debt provision	—	—	—	(24.3)	24.3	16.2	0.06
Alabama note impairment	—	—	—	(5.1)	5.1	3.4	0.01
Merger-related costs	—	—	—	(32.8)	32.8	21.8	0.09
Severance	(1.2)	—	—	(0.9)	2.1	1.4	0.01
Certain discrete tax items (benefits)	—	—	—	—	—	(1.9)	(0.01)
Total non-GAAP adjustments	(1.2)	(0.2)	(4.9)	(70.4)	76.7	49.1	0.19

Adjusted measures	$153.3	$147.1	$65.5	$351.1	$133.0	$71.0	$0.28
% of revenue				41%	16%

(a)         Adjustments tax effected at 33%;  (b) Primarily DoubleDown

Six Months Ended March 31, 2014	Cost of Gaming Operations	Cost of Product Sales	Cost of Interactive	Operating Expenses	Operating Income	Net Earnings (a)	Diluted EPS

GAAP measures	$176.8	$215.3	$59.3	$426.9	$175.7	$105.0	$0.42
% of revenue				41%	17%

Acquisition-related charges: (b)
Contingent retention & earn-out	—	—	—	(15.0)	15.0	10.0	0.04
Amortization of intangibles	—	—	(5.4)	(6.8)	12.2	8.1	0.03

Business realignment	—	—	—	(16.5)	16.5	11.0	0.05
Alabama note impairment	—	—	—	(1.3)	1.3	0.9	—
Legal settlement/accrual	—	—	—	(7.8)	7.8	5.2	0.02
Severance	(0.6)	—	—	(2.1)	2.7	1.8	0.01
Certain discrete tax items (benefits)	—	—	—	—	—	(29.6)	(0.12)
Total non-GAAP adjustments	(0.6)	—	(5.4)	(49.5)	55.5	7.4	0.03

Adjusted measures	$176.2	$215.3	$53.9	$377.4	$231.2	$112.4	$0.45
% of revenue				36%	22%

(a)         Adjustments tax effected at 33%;  (b) Primarily DoubleDown

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	Second Quarter		Six Months
Adjusted EBITDA For The Second Quarters Ended March 31,	2015	2014	2015	2014

GAAP Net income (loss)	$(13.1)	$25.7	$21.9	$105.0
Other (income) expense, net	10.0	29.6	21.8	57.7
Income tax provision (benefit)	(4.1)	16.8	12.6	13.0
Depreciation and amortization	38.6	48.1	76.9	99.4

Other charges:
Share-based compensation	6.0	7.6	14.7	16.5
Contingent acquisition-related costs	0.4	3.7	2.9	15.0
Impairment, restructuring, and merger-related costs	25.0	17.8	37.9	17.8
Adjusted EBITDA	$62.8	$149.3	$188.7	$324.4

Free Cash Flow For The Six Months Ended March 31,			2015	2014

GAAP net operating cash flows			$185.6	$(65.2)
Investment in property, plant and equipment			(15.2)	(11.8)
Investment in gaming operations equipment			(35.3)	(31.6)
Investment in intellectual property			(0.1)	(2.8)
Free Cash Flow (before dividends)			135.0	(111.4)
Dividends paid			(81.9)	(53.4)
Free Cash Flow (after dividends)			$53.1	$(164.8)

Non-GAAP Financial Information

Legacy IGT believed that certain non-GAAP financial measures, when presented in conjunction with comparable GAAP measures, were useful because that information was an appropriate measure for evaluating its operating performance. Non-GAAP information was used to evaluate business performance and management’s effectiveness. These measures should be considered in addition to, not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Non-GAAP financial measures may not be calculated in the same manner by all companies and therefore may not be comparable.

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